             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION  JUNE 14, 2002
                                                  REGISTRATION NO. 333-_________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------

                          ACTIVE IQ TECHNOLOGIES, INC.
               (Exact name of registrant as specified in charter)

            MINNESOTA                                           41-2004369
  (State or other jurisdiction                               (I.R.S. employer
of incorporation or organization)                         identification number)

                              5720 SMETANA DRIVE, SUITE 101
                               MINNETONKA, MINNESOTA 55343
                                     (952) 345-6600

(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                                                           COPIES TO:
          MR. D. BRADLY OLAH                        WILLIAM M. MOWER, ESQ.
        CHIEF EXECUTIVE OFFICER                  CHRISTOPHER J. MELSHA, ESQ.
     ACTIVE IQ TECHNOLOGIES, INC.             MASLON EDELMAN BORMAN & BRAND, LLP
     5720 SMETANA DRIVE, SUITE 101                 3300 WELLS FARGO CENTER
      MINNETONKA, MINNESOTA 55343             MINNEAPOLIS, MINNESOTA 55402-4140
       TELEPHONE: (952) 345-6600                  TELEPHONE: (612) 672-8200
       FACSIMILE: (952) 345-6601                  FACSIMILE: (612) 672-8397

APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED DISTRIBUTION: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            --------------------------

                                                  CALCULATION OF REGISTRATION FEE
========================================== ===================== ===================== ===================== =====================
                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE PER        AGGREGATE             AMOUNT OF
       SECURITIES TO BE REGISTERED            REGISTERED(1)            UNIT(2)          OFFERING PRICE(2)      REGISTRATION FEE
------------------------------------------ --------------------- --------------------- --------------------- ---------------------

Common stock, par value $.01 per share          2,700,853                $0.96            $2,592,818.88            $238.54
========================================== ===================== ===================== ===================== =====================

(1) There is also being registered hereunder an indeterminate number of shares of Common Stock as shall be issuable as a result of a stock split, stock dividend, combination or other change in the outstanding shares of Common Stock.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act based upon a $0.96 per share average of high and low prices of the Registrant's common stock on the Nasdaq Small Cap Market on June 13, 2002.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                               OFFERING PROSPECTUS



                                [Active IQ Logo]



                          ACTIVE IQ TECHNOLOGIES, INC.


                                2,700,853 SHARES

                                  COMMON STOCK

     The selling shareholders identified on page 22 of this prospectus are offering on a resale basis a total of 2,700,853 shares of our common stock, including 500,000 shares issuable upon the exercise of an outstanding warrant. We will not receive any proceeds from the sale of these shares by the selling shareholders.

     Our common stock is listed on the Nasdaq Small Cap Market under the symbol "AIQT." On June 13, 2002, the last sale price for our common stock as reported on the Nasdaq Small Cap Market was $1.00.
                                ----------------

     THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                                ----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.








                     The date of this Prospectus is        , 2002.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary ......................................................    3
Risk Factors ............................................................    5
Note Regarding Forward-Looking Statements ...............................   11
Business ................................................................   12
Selected Financial Data .................................................   20
Selected Quarterly Financial Data .......................................   21
Use of Proceeds .........................................................   22
Selling Shareholders ....................................................   22
Plan of Distribution ....................................................   24
Disclosure of Commission Position On Indemnification
    For Securities Act Liabilities ......................................   27
About this Prospectus ...................................................   27
Where You Can Find More Information .....................................   27
Legal Matters ...........................................................   29
Experts .................................................................   29

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus and the documents incorporated in this prospectus by reference in their entirety.

                                   OUR COMPANY

     We provide accounting software and hosted content management solutions to the small to medium-sized business market, known as the "SME market." Our solutions address existing legacy applications, general business requirements and select vertical markets.

     We offer traditional accounting and financial management software solutions through Red Wing Business Systems, Inc. and Champion Business Systems, Inc., our recently-acquired and wholly-owned subsidiaries. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., we also develop hosted content management solutions in selected vertical markets using Stellent's Content Management software.

     We were originally incorporated in Colorado in December 1992 under the name Meteor Industries, Inc. On April 30, 2001, immediately prior to the effective time of a reverse merger transaction between activeIQ Technologies Inc. ("Old AIQ") and Meteor Industries, we reincorporated under Minnesota law and changed our name to Active IQ Technologies, Inc. Since its inception in April 1996 through the fiscal year ended December 31, 2000, Old AIQ was a development stage company. Because Old AIQ was treated as the acquiring company in the merger for accounting purposes, where we discuss or refer to business or financial information in this prospectus relating to dates prior to the merger, we are referring to Old AIQ's business and financial information, unless the context indicates otherwise.

     Our executive offices are located at 5720 Smetana Drive, Suite 101, Minnetonka, Minnesota 55343 and our telephone number is (952) 345-6600. Our Internet site is www.activeiq.com.

                               RECENT DEVELOPMENTS

     On May 16, 2002, we announced that we had appointed Jeffrey M. Traynor as our Chief Financial Officer. Prior to joining our company, Mr. Traynor was Senior Vice President and Chief Financial Officer at technies.com, inc. from November 1998 to May 2001, after which time he owned and operated JMT Consulting, a consulting company.

                                  RISK FACTORS

     For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled "Risk Factors" beginning on page 5 of this prospectus.

                                  THE OFFERING

     The selling shareholders identified on page 21 of this prospectus are offering on a resale basis a total of 2,700,853 shares of our common stock which were issued by us as follows:

     - 299,184 shares issued by us in connection with our September 2001 acquisition of Champion Business Systems, Inc.;

     - 250,000 shares issued in connection with our October 2001 acquisition of FMS Marketing, Inc.;

     - 151,669 shares issued on conversion of promissory notes issued to the former shareholders of FMS Marketing;

     - 1,000,000 shares issued in connection with a recent private placement, of which 500,000 shares are issuable upon the exercise of an outstanding warrant;

     - 200,000 shares issued in partial satisfaction of a promissory note payable to a wholly-owned affiliate of one of our directors; and

     - 800,000 shares issued in connection with a recent private placement, of which 400,000 shares were issued to a wholly-owned affiliate of a director of our company.

   Common stock offered .................................    2,700,853 shares

   Common stock outstanding before the offering(1) ......    13,298,014 shares

   Common stock outstanding after the offering ..........    13,798,014 shares

   Common Stock Nasdaq symbol ...........................    AIQT

--------------
     (1) Based on the number of shares outstanding as of June 12, 2002, not including (a) 9,090,956 shares issuable upon exercise of certain warrants, including the Class B Warrants; or (b) 3,967,551 shares reserved for issuance under various stock option agreements, including those issued under our stock option plans.

                                  RISK FACTORS

     AN INVESTMENT IN OUR COMMON STOCK IS VERY RISKY. YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY REVIEW THIS ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING RISK FACTORS:

WE HAVE NO MEANINGFUL OPERATING HISTORY ON WHICH TO EVALUATE OUR BUSINESS OR PROSPECTS.

     We were a development stage company until January 2001. Accordingly, we do not have a significant operating history on which you can base an evaluation of our business and prospects. Our business prospects must therefore be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as online commerce, using new and unproven business models. These risks include our:

     - substantial dependence on products with only limited market acceptance;

     -    need to create sales and support organizations;

     -    competition;

     -    need to manage changing operations;

     -    customer concentration;

     -    reliance on strategic relationships; and

     -    dependence on key personnel.

     We also depend heavily on the growing use of the Internet for commerce and communication and on general economic conditions. Our management cannot be certain that our business strategy will be successful or that it will successfully address these risks.

WE ANTICIPATE INCURRING LOSSES FOR THE FORESEEABLE FUTURE.

     For the year ended December 31, 2001, we had a net loss of $9.45 million. We had a net loss of $1.34 million for the quarter ended March 31, 2002, and since our inception as Old AIQ in April 1996 through March 31, 2002, we have incurred an aggregate net loss of $14.26 million. As of March 31, 2002, we had total assets of $11.41 million. We expect operating losses to continue for the foreseeable future and there can be no assurance that we will ever be able to operate profitably. Furthermore, to the extent our business strategy is successful, we must manage the transition to higher volume operations, which will require us to control overhead expenses and add necessary personnel.

BECAUSE WE ARE DEPENDENT UPON THIRD-PARTY SYSTEMS AND STRATEGIC RELATIONSHIPS, OUR BUSINESS MAY BE HARMED IF WE DO NOT MAINTAIN THOSE RELATIONSHIPS.

     We license key elements of our hosted solutions offerings from third parties, including Stellent, Inc. (f/k/a IntraNet Solutions, Inc.) from which we license, among other things, its Content Management solution. Termination of these licenses would adversely affect our business.

     We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key software vendors, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities.

If we are unable to develop key relationships or maintain and enhance existing relationships, we may have difficulty selling our products and services.

ARTHUR ANDERSEN LLP PREPARED OR CERTIFIED CERTAIN PORTIONS OF THIS PROSPECTUS. IN THE EVENT SUCH PORTIONS ARE LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.

     Our balance sheet as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 2000 were audited by Arthur Andersen LLP. Arthur Andersen's report dated March 23, 2001 concerning such financial statements is incorporated by reference into this prospectus. In May 2002, Arthur Andersen ceased operations at its Minneapolis, Minnesota office, from which our company was primarily serviced. Accordingly, we are no longer able to obtain a signed, reissued March 23, 2001 report of Arthur Andersen nor their consent to incorporate that report into the registration statement containing this prospectus. Our inability to obtain a signed, reissued report and Arthur Andersen's consent to include such report into this prospectus may prevent you from being able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 if it is later determined that there are false statements contained in any portions of this prospectus that have been prepared or certified by Arthur Andersen.

WE WILL REQUIRE FUTURE FINANCINGS IN ORDER TO COMPLETE THE DEVELOPMENT OF OUR PRODUCTS AND SERVICES AND TO IMPLEMENT OUR BUSINESS PLAN. THERE IS NO ASSURANCE THAT SUCH FINANCINGS WILL BE AVAILABLE ON ACCEPTABLE TERMS OR EVEN AT ALL.

     Further financing will be needed in order to complete development of our products, to develop our brand and services and to otherwise implement our business plan. Product development, brand development and other aspects of Internet-related businesses are extremely expensive, and there is no precise way to predict when further financing will be needed or how much will be needed. Moreover, we cannot guarantee that the additional financing will be available when needed. If it is not available, we may be forced to discontinue our business, and your investment in our common stock may be lost. If the financing is available only at a low valuation of our company, your investment may be substantially diluted. The continued health of the market for Internet-related securities and other factors beyond our control will have a major impact on the valuation of our company when we raise capital in the future.

POTENTIAL FLUCTUATIONS IN OUR OPERATING RESULTS AND DIFFICULTY IN PREDICTING OUR OPERATING RESULTS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR SECURITIES.

     We expect our anticipated revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to the fact that we have little or no operating history with our new and unproven technology, we may be unable to predict our future revenues or results of operations accurately.

     Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenues relative to its planned expenditures could have an immediate adverse effect on our business and results of operations.

     Lack of operating history and rapid growth makes it difficult for us to assess the effect of seasonality and other factors outside our control. Nevertheless, we expect our business to be subject to fluctuations, reflecting a combination of various Internet-related factors.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS WITH OUR BUSINESS PLAN AND TO SIGNIFICANTLY GROW EACH OF THESE BUSINESSES AS A PART OF OUR BUSINESS.

     From June 2001 to October 2001, we acquired Red Wing Business Systems, Inc., Champion Business Systems, Inc. and FMS Marketing, Inc. (which we later merged into Red Wing Business Systems) and we are currently integrating those businesses and products with ours. We may incur unanticipated costs in the course of integrating these businesses. In addition, the integration of Red Wing Business Systems, Champion Business Systems and FMS Marketing with our operations involves the following risks:

     - failure to develop complementary product offerings and marketing strategies;

     - failure to maintain the customer relationships of the acquired businesses;

     -    failure to retain the key employees of the acquired businesses;

     -    failure to effectively coordinate product development efforts;

     - diversion of our management's time and attention from other aspects of our business; and

     - failure to successfully manage operations that are geographically diverse.

     We cannot be sure that we will be successful in integrating and growing the businesses and products of Red Wing Business Systems, Champion Business Systems and FMS Marketing as part of our core business and products. If we are not, our business, operating results and financial condition may be materially adversely affected.

OUR MARKETS ARE HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO EFFECTIVELY
COMPETE.

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition in the overall Internet, Corporate Intranet and Extranet infrastructure market, as well as the Internet search segments of this market. We will experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

     We compete with a number of companies to provide intelligent software-based solutions, many of which have operated services in the market for a longer period, have greater financial resources, have established marketing relationships with leading online software vendors, and have secured greater presence in distribution channels.

     Our business does not depend on significant amounts of proprietary rights and, therefore, our technology does not pose a significant entry barrier to potential competitors. Additionally, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing services and products offered by us. Also, current and potential competitors have greater name recognition, more extensive customer bases that could be leveraged, and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

BECAUSE THE MARKETS IN WHICH WE COMPETE ARE RAPIDLY CHANGING AND HIGHLY COMPETITIVE, OUR BUSINESS WILL BE HARMED IF WE ARE UNABLE TO DEVELOP AND INTRODUCE SUCCESSFUL NEW APPLICATIONS AND SERVICES IN A TIMELY MANNER.

     Our markets are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may be unable to develop any products on a timely basis, or at all, and we may experience delays in releasing new products and product enhancements. Material delays in introducing new products and enhancements may cause our customers to forego purchases of our products and purchase those of our competitors.

IF WE ARE UNABLE TO DEVELOP AND GROW OUR SALES AND SUPPORT ORGANIZATIONS, OUR BUSINESS WILL NOT BE SUCCESSFUL.

     We will need to create and substantially grow our direct and indirect sales operations, both domestically and internationally, in order to create and increase market awareness and sales. Our products and services will require a sophisticated sales effort targeted at several people within our prospective customers. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners, including value added resellers. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that these distribution partners will devote adequate resources to selling our products. There is also no assurance that the pricing model relating to our Epoxy product will be accepted by our customers.

     Similarly, the anticipated complexity of our products and services and the difficulty of customizing them require highly trained customer service and support personnel. We will need to hire staff for our customer service and support organization. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet.

PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

     Our authorized capital consists of 39,635,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. As of June 12, 2002, we had 13,298,014 shares of common stock outstanding and a further 14,240,956 shares of common stock have been reserved as follows:

     - 6,450,000 shares for issuance under our stock option plans, of which options relating to 3,967,551 shares are currently outstanding;

     - 5,287,101 shares issuable upon the exercise of outstanding Class B Redeemable Warrants;

     - 690,000 shares issuable upon the exercise of outstanding warrants issued in connection with our initial public offering, which expire on November 30, 2002; and

     - 1,813,855 shares issuable upon the exercise of certain other outstanding privately-issued warrants and options to purchase shares of our common stock.

     The rights of holders of preferred stock and other classes of common stock that may be issued could be superior to the rights of our common shareholders. Our board of directors' ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of our common shareholders.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, WE MAY EXPERIENCE OPERATING INEFFICIENCIES AND HAVE DIFFICULTY MEETING THE DEMAND FOR OUR PRODUCTS.

     Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. Rapid growth will place a significant strain on our management systems and resources. We expect that we will need to continually improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

POTENTIAL ACQUISITIONS MAY CONSUME SIGNIFICANT RESOURCES.

     We may continue to acquire businesses that we feel will complement or further our business plan. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired businesses. No assurance can be given as to our ability to consummate any acquisitions or integrate successfully any operations, personnel, services or products that might be acquired in the future, and our failure to do so could have a material adverse effect on our business, financial condition and operating results.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN AND RECRUIT KEY PERSONNEL.

     Our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. We also expect to continue to add other important personnel in the near future. The loss of any of those individuals may have a material adverse impact on our business. We intend to hire a significant number of sales, support, marketing, and research and development personnel in fiscal 2002 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Further, some of these individuals may be either unable to begin or continue working for us because they may be subject to non-competition agreements with their former employers.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY.

     If we are unable to protect our intellectual property, or incur significant expense in doing so, our business, operating results and financial condition may be materially adversely affected. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. We currently have no patents, registered trademarks or service marks, or pending patent, trademark or service mark applications. Without significant patent, trademark, service mark or copyright protection, we may be vulnerable to competitors who develop functionally equivalent products and services. We may also be subject to claims that our products infringe on the intellectual property rights of others. Any such claim may have a material adverse effect on our business, operating results and financial condition.

         Our success and ability to compete are substantially dependent upon our internally developed products and services, which we intend to protect through a combination of patent, copyright, trade secret and trademark law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. As with any knowledge-based product, we anticipate that policing unauthorized use of our products will be difficult, and we cannot be certain that the steps we intend to take to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, will be successful. Other businesses may also independently develop substantially equivalent information.

OUR TECHNOLOGY MAY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS.

     We anticipate that software product developers will be increasingly subject to infringement claims due to growth in the number of products and competitors in our industry, and the overlap in functionality of products in different industries. We also believe that many of our competitors in the intelligent applications business have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. We cannot be certain that these competitors or other third parties will not make a claim of infringement against us with respect to our products and technology. Any infringement claim, regardless of its merit, could be time-consuming, expensive to defend, or require us to enter into royalty or licensing agreements. Such royalty and licensing agreements may not be available on commercially favorable terms, or at all. We are not currently involved in any intellectual property litigation.

     Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. These claims have been brought, and sometimes successfully pressed, against online service providers in the past. Although we carry general liability insurance, that insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

GOVERNMENT REGULATION OF E-COMMERCE IS INCREASING AND THERE ARE MANY UNCERTAINTIES RELATING TO THE LAWS OF THE INTERNET.

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. Recent sessions of the United States Congress have resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus and in the documents incorporated by reference into this prospectus are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to us that is based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus and in the documents incorporated by reference into this prospectus, the words "may," "could," "should," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict" and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading "Risk Factors" in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

                                    BUSINESS

OVERVIEW

     Active IQ Technologies, Inc. provides hosted content management solutions and accounting software to the small to medium-sized business market, known as the "SME market." Our solutions address existing legacy applications, general business requirements and select vertical markets.

     We offer traditional accounting and financial management software solutions through Red Wing Business Systems and Champion Business Systems, our recently-acquired and wholly-owned subsidiaries. In March 2002, we granted to an unrelated third party a non-exclusive license to use and distribute our Epoxy Network. Through an exclusive worldwide-hosted licensing agreement with Stellent, Inc., we also develop hosted content management solutions in selected vertical markets using Stellent's Content Management software.

     Our objective is to become a leading provider of hosted software solutions and accounting software to the SME market. To achieve this objective, we intend to pursue the following strategies:

     - provide additional value-added products and services to our existing customers;

     - acquire complimentary businesses; leverage our existing sales channels; and

     - develop and market web-based content management solutions to selected vertical markets.

     We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. In April 2001, we reincorporated under Minnesota law.

HISTORY

     Meteor Industries-Old AIQ Merger

     Until April 2001, we were engaged in the distribution of oil, gas and other refined petroleum products. On April 30, 2001, however, we completed a series of significant transactions resulting in the disposition of our historical operating assets and adoption of a business plan focused on providing business software and solutions. The primary reason we decided to exit our historical business operations was because our operations were no longer able to generate the cash flow needed to conduct our business. Historically, we had grown our business through acquisitions using either cash or our stock as consideration. As our business operations required more working capital to offset the increased price of petroleum products, we had less working capital to use toward acquisitions. Moreover, we were not able to generate sufficient interest in our stock to continue using it as attractive consideration. Our board of directors therefore determined that it was prudent to sell the operating assets since the company no longer had a means to fund the acquisitions that were central to our business development.

     Accordingly, as the first step in the plan to shift our business operations, we sold all of the outstanding stock of our wholly-owned subsidiary, Meteor Enterprises, Inc., which directly or indirectly owned substantially all of our company's operating assets, to Capco Energy, Inc. At the time of the transaction, Capco was a significant shareholder of our company. In consideration for the sale of Meteor Enterprises, Capco Energy paid approximately $5.1 million consisting of $4.6 million in cash and a 9-month promissory note in the amount of $500,000, which was satisfied in full in May 2002. In addition, Capco also surrendered for cancellation an aggregate of 100,833 shares of our common stock held by it.

     Immediately following the sale of Meteor Enterprises to Capco Energy, we completed a merger transaction in which activeIQ Technologies Inc., a privately-held Minnesota corporation ("Old AIQ"), merged with and into our newly-created wholly-owned subsidiary, AIQ, Inc., a Minnesota corporation, in a triangular merger transaction. In consideration for the merger, the former shareholders of Old AIQ received one share of our common stock for each share of common stock of Old AIQ held, which resulted in the former Old AIQ shareholders holding approximately 50 percent of our company's outstanding shares of common stock immediately following the transaction. In addition to the shares of our common stock, each former Old AIQ shareholder also received two Class B Redeemable Warrants for every three shares of Old AIQ common stock held at the time of the merger. Each Class B Warrant grants to the holder thereof the right to purchase one share of our common stock at a price of $5.50 per share. The Class B Warrants may be redeemed by us if the closing price of our common stock averages $7.50 per share for a 10-day period. Pursuant to the merger agreement, immediately following the merger all of the directors of our company resigned and were replaced by 6 new directors, five of whom were appointed by Old AIQ and the other appointed by our company.

     Old AIQ was a development stage company since its inception in April 1996 through its fiscal year ended December 31, 2000. For accounting purposes, however, Old AIQ was treated as the acquiring company. Accordingly, in this prospectus, when we discuss or refer to business and financial information relating to dates prior to the merger, we are referring to Old AIQ's business and financial information, unless the context indicates otherwise.

     Acquisition of Red Wing Business Systems, Inc.

     On June 6, 2001, we acquired all of the outstanding capital stock of Red Wing Business Systems, based in Red Wing, Minnesota. Red Wing develops, markets and distributes accounting software applications to small to medium-sized businesses, primarily in the agricultural industry. In exchange for all of the outstanding shares of Red Wing's capital stock, we issued an aggregate of 400,000 shares of our common stock and paid at closing a total of $400,000. Pursuant to the purchase agreement, we were obligated to make three additional payments of $400,000 each to the former Red Wing shareholders on December 6, 2001, June 6, 2002 and December 6, 2002, respectively. We timely satisfied the December 6, 2001 payment and have been re-negotiating an extension of the June payment with several of the former Red Wing shareholders. In connection with the re-negotiation, we have offered to pay 10% of the June payment immediately in exchange for an extension of such payment until December 31, 2002. In addition, we have offered to (i) pay interest at the rate of 12.5% per annum on the unpaid balance of the June payment, (ii) for a period of 60 days, allow such shareholders to convert any or all of the unpaid balance of the June payment into shares of our common stock at a price equal to 90% of the average closing sale price for the 5 days preceding conversion, and (iii) release such shareholders from their lock-up agreements relating to the shares issued in the acquisition. To date, former Red Wing shareholders representing approximately $339,000 of the June payment have agreed to the re-negotiated terms.

     Acquisition of Champion Business Systems, Inc.

     On September 18, 2001, we acquired Champion Business Systems, a Denver, Colorado-based accounting software company, in a merger transaction. Champion develops, integrates and supports accounting and business management software, focusing on small and growing businesses. As consideration for the merger, we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders; issued 299,184 shares of our common stock; and issued promissory notes in the aggregate amount of approximately $1 million. The notes are payable in equal installments on the four, eight, twelve and sixteen-month anniversaries of the merger, and to date, the first payment has been made. The second payment, which was due in May 2002, has not been made, although several of the note holders have agreed to extend the May payment until December 31, 2002. In exchange for the extension, we have agreed to immediately pay 10 percent of the amount owed to such note holders in May, plus interest at the rate of 12.5% per annum on the unpaid balance of the notes. In addition, such note holders have the right for a period of 60 days to convert some or all of the amount of their respective May payment into shares of our common stock at a price equal to 90% of the average closing sale price for the

5 days preceding conversion. To date, note holders representing an aggregate of approximately $148,000 of the May payment have agreed to the re-negotiated terms.

     Acquisition of FMS/Harvest

     On October 10, 2001, we acquired FMS Marketing, Inc., a New Lennox, Illinois accounting software provider doing business as "FMS/Harvest." Effective December 31, 2001, we merged FMS/Harvest with and into Red Wing. Like Red Wing, FMS/Harvest also serves primarily users in the agricultural and farming industries. In consideration for the purchase, we paid $300,000 in cash at closing; issued promissory notes in the total amount of $300,000; and issued 250,000 shares of our common stock. The promissory notes were originally payable in May 2002, but we recently re-negotiated an extension of the due date with the former shareholders of FMS/Harvest. In consideration for extending the due date until December 15, 2002, we paid an aggregate of $30,000 in satisfaction of the notes and agreed to (i) pay interest at the rate of 12.5% on the unpaid balance,
(ii) until July 12, 2002, allow the note holders to convert any or all of the unpaid balance of the notes into shares of our common stock at a price equal to 90% of the average closing sales price for the 5 days preceding conversion, and
(iii) release such shareholders from their lock-up agreements relating to the shares issued in the acquisition. To date, the note holders have converted approximately $118,750 of principal into 151,669 shares of common stock.

INDUSTRY BACKGROUND

     Businesses today are increasingly seeking to leverage their existing information technology infrastructures and to adopt new solutions to automate and improve fundamental business processes within the organization. Legacy applications of small to medium-sized businesses need to extend the reach of their existing systems by linking customers, business partners, suppliers and employees. Historically, these advanced solutions were available only to large enterprise-class software system users.

     The rapid growth of the Internet, however, has leveled the playing field in many respects. The requirements of the marketplace are driving purchasers to accounting and management solutions that provide the functionality of an enterprise Internet-capable system in a cost-effective manner.

     Additionally, hosted software solutions help organizations increase productivity and customer satisfaction, which results in increased profits. Hosted content management solutions provide organizations in select vertical markets an easy-to-use, affordable tool for publishing, managing, and sharing business content via the Internet.

PRODUCTS AND SERVICES

     During fiscal 2001, we offered three types of business software and solutions for small to medium-sized business market, known as the SME market: traditional business and accounting software through our Red Wing and Champion subsidiaries; eBusiness solutions through our Epoxy Network; and hosted business solutions in selected vertical markets. For fiscal 2002, however, we intend to shift the focus of our efforts on the development of our hosted solutions business.

     Hosted Solutions

     As a result of a December 2001 agreement with Stellent, Inc., one of our shareholders, we have an exclusive worldwide license to distribute Stellent's enterprise content management software solutions to customers on a hosted basis. With this license, we have begun developing and offering Web-based content management solutions designed to improve the efficiency of business operations within selected vertical markets. By linking an organization's customers, partners, suppliers and employees, these hosted solutions are designed to enable an organization to improve its operational efficiency and maximize the potential of its content resources. Also, by focusing on industry-specific solutions, we believe we are able to more closely meet the particular needs of potential customers in those markets. Further, we believe a hosted solutions model will be attractive to customers in specific markets who demand quicker deployment of new applications and more predictable costs with less financial risk. We realized no revenues from our hosted solutions in fiscal 2001.

     In February 2002, we launched our first hosted solution offering in the real estate vertical market, called "SmartCabinet for RealEstate." SmartCabinet for Real Estate is an offering of Web-based solutions designed to allow property owners and managers to conduct their everyday business of content management via the Web. Users in this vertical market can organize their documents in e-file cabinets according to properties/buildings, tenants, transactions, etc., as they would with traditional document files. The efficiencies associated with SmartCabinet for RealEstate is intended to shorten the time to fill vacancies, shorten the length of lease negotiations, reduce document storage costs and improve landlord-tenant communications.

     Through contacts we acquired as a result of our Red Wing and FMS/Harvest acquisitions, we entered a second vertical market in March 2002 with the launching of SmartCabinet for Agri Business. Farm Credit Services is a network of lenders and service providers in the agribusiness industry. The Farm Credit Services solution is designed to improve the efficiency of financial, tax, loan and insurance reporting workflow between financial institutions and their agribusiness customers.

     Accounting/Business Solutions

     We design, develop, market and support accounting software products through our Red Wing and Champion business units. These products address the "gap market" - companies that have outgrown inexpensive, ultra-simple "starter" accounting software but do not require the significant complexity of high-end software. These products offer a stable, secure and flexible base for growing small business users. In fiscal 2001, revenues from our accounting software solutions were approximately $2,248,061, or 82.9 percent of total revenues.

     Our software product offering includes the following solutions:

     Red Wing Products and Solutions:

     - Red Wing's TurningPoint Accounting Software was specifically designed For growing small businesses that need ease of use, flexibility, and expandability. General Ledger, Accounts Payable, and Accounts receivable modules were released in September 2001. We intend to release additional modules throughout 2002.

     - AgCHEK Accounting, also from Red Wing, is designed for production-oriented agricultural operations, especially those needing crop and livestock management information.

     - Red Wing Windows Accounting Series is modular-based accounting software.

     - Red Wing Payroll software is a stand-alone system designed for ease of use and comprehensive employee pay processing and reporting.

     - Red Wing DOS Accounting Series is a solid, historically successful software solution.

     Champion's Solutions and Products:

     - Champion's PROFIT GOLD is designed for small and growing businesses needing solid bookkeeping and financial management.

     - PROFIT offers full-featured accounting functionality, multi-user support and ease of use - all at an affordable price.

     - PROFIT in the Classroom is an all-inclusive accounting software package that teaches students financial and managerial accounting principles and includes features for instructors as well.

     - Champion CONTROLLER is a DOS-based product that provides all of the features a small business needs to manage finances.

     FMS/Harvest Solutions and Products:

     - Perception Accounting is a complete accounting software solution created especially for the unique needs of farmers.

     Epoxy Network

     Until recently, we also offered on a monthly subscription basis an eBusiness product for small to medium-sized businesses known as the "Epoxy Network." The Epoxy Network includes eCommerce, Account Management, customer service and support, and trading partner connectivity. The Epoxy applications integrate with a customer's existing accounting software to quickly help get the customer online by accessing information that already exists in its accounting system. Leveraging the power of the Internet, these applications allow an organization to extend beyond the traditional "four walls" of their enterprise to integrate their operations with their customers, suppliers and partners. During the fiscal year ended December 31, 2001, revenues from Epoxy Network were $183,356, or 6.8 percent of our total sales.

     As a result of our decision to concentrate our business development efforts on our hosted solutions business, however, we granted a non-exclusive license in March 2002 to POSitive Software Company, an unaffiliated third party, to use, sell and distribute the Epoxy Network.

OUR GROWTH STRATEGY

     Our objective is to be a leading provider of accounting software, eBusiness and hosted solutions to small to medium-sized businesses. To achieve this objective, we intend to pursue the following strategies:

     - Provide Additional Value-Added Products and Services to Our Customers. We plan to enhance our core products to offer more value to existing and new customers by adding new business process applications and functionality. We believe there is a significant market opportunity for new and enhanced applications that can effectively automate and improve customer and supplier relationships. We expect to continue developing additional value-added products and services, principally by partnering with third parties.

     - Pursue Strategic Acquisitions. An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We have made various acquisitions in the past and, to the extent suitable acquisition candidates, acquisition terms and financing are available, we intend to make acquisitions in the future.

     - Leveraging Existing Sales Channels. Accounting software has traditionally been sold through a network of value-added resellers, or "VARs." As we access the existing sales channels through partnerships or acquisitions, an important part of our strategy is to train and support the channel to develop new customers and deliver vertical market solutions.

SALES AND MARKETING

         Hosted Solutions

     Our sales strategy leverages proven methodologies that have been adapted to our unique market position. We believe we have unique competitive advantages not only in our solution but how we offer our solution to the marketplace. Our pricing and delivery model gives our customers the best of both worlds, low initial capital outlay and speed to market.

     We have built our sales model to support a high volume of transactions in the shortest period of time. We will support these initiatives through a direct sales model with a phased approach.

     - Phase 1 - Four direct sales representatives across the United States, one each in the East, Midwest, South, West regions. We will also take steps to establish global reseller partnerships.
     - Phase 2 - Four additional sales representative each with a vertical market focus.

     Our primary marketing objectives are to build awareness and continue to gain market share in select verticals. Accordingly, we will utilize a balanced mix of on and offline advertising and marketing efforts. On-line efforts will include web site, affiliate partner links, product demos and industry specific on-line advertising. Offline efforts will include industry specific tradeshows, conferences, publications and vertically specific direct mail campaigns.

     Accounting Business Solutions

     Distribution of our Red Wing software applications is managed through a reseller partner organization. The Red Wing partners are the retail distribution arm for software applications to the customers. Along with the distribution of the software, our partners provide implementation and ongoing consulting services to the customers. Red Wing supports this partner organization by providing sales leads generated by our direct marketing efforts. Red Wings marketing and internal account management staff work with our partners to customize a unique marketing plan around the partners business and geographic area.

     Red Wing also continues to develop corporate distribution agreements for its vertical agriculture applications. Our corporate partners distribute our vertical applications to their existing clients and also use our software applications to provide additional services to their clients.

INTELLECTUAL PROPERTY

     We regard certain aspects of our internal operations, software and documentation as proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures, including confidentiality agreements, to protect our proprietary information. Existing copyright laws afford us only limited protection. We believe that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than other factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of certain countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

     Our license agreements with our customers contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the license and support of our software for use in mission critical applications creates the risk of a claim being successfully pursued against us. Damages or injunctive relieve resulting from such a successful claim could seriously harm our business.

     We also license key components of the solutions we offer from a third party. In particular, we have an exclusive worldwide license from Stellent, Inc., one of our shareholders, to sell and distribute its content management software on a Web hosted basis.

RESEARCH AND DEVELOPMENT

     Since inception, we have made substantial investments in research and software product development. We believe the timely development of additional services and enhancements to existing software products and the acquisition of rights to sell or incorporate complementary technologies and products into our software product offerings are essential to maintaining and increasing our competitive position in our market. The software services market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and rapidly evolving industry standards. Our total research and development expense was approximately $615,000 and $609,000 in fiscal 2001 and 2000, respectively. We estimate that research and development expenditures in 2002 will be approximately $400,000.

COMPETITION

     The markets for our products are intensely competitive. Many of the world's largest software companies, including Microsoft Great Plains Software, Sage Software and Intuit, have developed software solutions addressing our target market. These companies are all substantially larger than we are, have greater brand recognition and substantially more financial and other resources.

EMPLOYEES

     As of March 31, 2002, we employed 62 people, including employees of our subsidiaries. None of our employees are represented by a labor union and we consider our employee relations to be good.

PROPERTIES

     Since March 2002, our corporate offices have been located at 5720 Smetana Drive, Suite 101, Minnetonka, Minnesota 55343. We occupy this facility pursuant to a sublease, which expires on June 30, 2004. Our current monthly payment under the sublease is $4,942.

     Also as of December 31, 2001, we subleased approximately 2,951 square feet in Las Vegas, Nevada for $5,164 per month ($61,968 annually). The expiration date was October 31, 2004. During January 2002, we closed down operations being provided in our Las Vegas location. In February 2002, we entered into a sub-lease and received from our sub-tenant an agreement to indemnify us against claims from our sub-landlord.

     We currently lease office space in Red Wing, Minnesota (Red Wing Business Systems), Denver, Colorado (Champion Business Systems) and New Lenox, Illinois (FMS/Harvest). We plan to consolidate all operations of the accounting subsidiaries into one leased facility at Red Wing, Minnesota. The Red Wing location is approximately 12,000 square feet. Current rentals of $6,500 per month ($78,000 annually) are required under the lease, in addition to real estate taxes and nominal charges for common area maintenance. The lease expires October 1, 2008. The landlords were former shareholders in the privately held Red Wing business and current employees of the Company.

     The Denver location is approximately 11,736 square feet. Current rentals of $17,115 per month ($205,380 annually) are required under the lease, in addition to nominal charges for common area maintenance. The lease expires February 28, 2003. The New Lenox location is approximately 2,124 square feet. Current rentals of $3,000 per month ($36,000 annually) are required under the lease, in addition to nominal charges for common area maintenance. The lease expires February 28, 2003. We believe that our current facilities are adequate for the current level of our activities. In the event we were to require additional facilities, we believe that we could procure acceptable facilities.

LEGAL MATTERS

     We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

                             SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the financial statements and related notes included in our Annual Report on Form 10-K (and amendments thereto) for the period ended December 31, 2001, in our Amended Current Report on Form 8-K/A filed with the SEC on April 17, 2002 and in our Amendment No. 1 to Quarterly report on Form 10-Q/A for the quarter ended March 31, 2002, and the discussions in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Form 10-K/A for the year ended December 31, 2001, filed on May 15, 2002 and the Company's Form 10-Q/A for the quarter ended March 31, 2002 filed on May 31, 2002, which reports have been incorporated herein by reference. The statement of operations and balance sheet data for and as of the year ended December 31, 2001 are derived from our consolidated financial statements, which have been audited by Virchow, Krause & Company, LLP, independent public accountants. The statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The statement of operations data for the year ended December 31, 1997, and the balance sheet data as of December 31, 1997, are derived from our unaudited financial statements. The statement of operations data for the quarters ended March 31, 2001 and March 31, 2002, and the balance sheet data as of March 31, 2001 and March 31, 2002, respectively, are derived from our unaudited financial statements. We believe the unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our operating results.

                                                                                                        QUARTER ENDED
                                                          FOR THE YEARS ENDED                      ------------------------
                                      -----------------------------------------------------------   MARCH 31,    MARCH 31,
                                         1997         1998        1999        2000        2001        2001        2002
                                      ----------   ----------  ----------  ----------  ----------  ----------  ----------
                                              (Dollars in thousands, except per share information)       (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues ..........................   $     --      $   --      $   --      $   --    $  2,711    $     35    $  1,224

Operating expenses ................         (8)        (12)       (414)     (2,806)    (12,236)     (1,169)     (2,612)
Other (expense) income ............         16        (132)        (48)        (34)         78          18          50
Net (loss) income .................          8        (144)       (462)     (2,840)     (9,447)     (1,116)     (1,388)
(Loss) earnings per share:
  Basic ...........................       0.04       (0.79)      (1.92)      (1.65)      (1.15)      (0.25)      (0.12)
  Diluted .........................       0.04       (0.79)      (1.92)      (1.65)      (1.15)      (0.25)      (0.12)
Weighted average number of common
  shares and common share
  equivalents:
  Basic ...........................        228         184         240       1,718       8,210       4,472      11,377
  Diluted .........................        228         184         240       1,718       8,210       4,472      11,377
BALANCE SHEET DATA:
Cash and cash equivalents .........   $     63    $     39    $    410    $  1,350    $  1,765    $  1,132    $    331
Total current assets ..............         63          39         410       1,407       2,634       1,212         963
Property and equipment, net .......         --          --          17         549         520         582         420
Prepaid royalties .................         --          --          --         500       1,500         500       1,449
Goodwill, net .....................         --          --          --          --       5,917       1,167       5,917
Other intangibles, net ............         --          --          --          --       2,049          --       1,754
Other assets, net .................        381          33          47         216          75         233          48
Total assets ......................        444          72         474       2,672      13,629       3,694      11,405
Working capital (deficit) .........         63          39         121         950      (2,679)        404      (3,521)
Deferred revenue ..................         --          --          --         306       1,482         306       1,593
Current liabilities ...............         --          --         289         457       5,314         503       4,484
Capital lease obligations and
  long-term debt, net of current
  portion .........................        471         242          --          27         308          55          46
Accumulated deficit ...............        (30)       (173)       (635)     (3,475)    (12,922)     (4,591)    (14,260)
Stockholders' equity (deficit) ....        (54)       (170)        185       1,882       8,007       2,831       6,876

        There were no dividends declared per common share for any of the periods presented.

                        SELECTED QUARTERLY FINANCIAL DATA

     The following table sets forth selected unaudited quarterly statement of operations data for each of the thirteen quarters ended March 31, 2002. This information has been prepared substantially on the same basis as our audited financial statements that have been included in our Annual Report on Form 10-K (including Amendment No. 1 thereto) for the year ended December 31, 2001, which is incorporated by reference into this prospectus. All necessary adjustments, consisting of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. This quarterly data should be read in conjunction with our financial statements and related notes incorporated by reference into this prospectus. The operating results for any one quarter are not necessarily indicative of the operating results for any future period.

                                                                   FOR THE QUARTER ENDED
                                --------------------------------------------------------------------------------------------
                                 MAR. 31,      JUN. 30,      SEP. 30,    DEC. 31,    MAR. 31,      JUN. 30,      SEP. 30,
                                   1999          1999         1999         1999        2000          2000          2000
                                -----------   ----------   ----------   ----------  -----------  ------------  ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net sales .....................   $    --      $    --      $    --      $    --      $    --      $    --      $    --
Gross profit (loss) ...........        --           --           --           --           --           --           --
Operating expenses ............        --          (17)         (39)        (358)        (661)        (374)        (836)
Loss from operations ..........        --          (17)         (39)        (358)        (661)        (374)        (836)
Other (expense) income ........        (2)          (2)         (42)          (4)          (6)          (5)        (131)
Net loss ......................        (2)         (19)         (81)        (362)        (667)        (379)        (967)
Income (loss) per share:
  Basic .......................   $ (0.01)     $ (0.09)     $ (0.31)     $ (1.01)     $ (1.78)     $ (0.95)     $ (0.37)
  Diluted .....................   $ (0.01)     $ (0.09)     $ (0.31)     $ (1.01)     $ (1.78)     $ (0.95)     $ (0.37)
Weighted average number of
  outstanding common shares and
  common share equivalents:
  Basic .......................       152          190          261          357          375          401        2,630
  Diluted .....................       152          190          261          357          375          401        2,630


                                                            FOR THE QUARTER ENDED
                                    ------------------------------------------------------------------------
                                     DEC. 31,   MAR. 31,     JUN. 30,   SEP. 30,     DEC. 31,     MAR. 31,
                                       2000       2001         2001       2001         2001         2002
                                    ---------- -----------  ---------- ----------- ------------ ------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net sales .......................    $     --    $     35    $    373    $    645    $  1,658    $  1,224
Gross profit (loss) ..............         --          35         373         645       1,658       1,224
Operating expenses ...............       (935)     (1,169)     (2,238)     (3,871)     (4,958)     (2,612)
Loss from operations .............       (935)     (1,134)     (1,865)     (3,225)     (3,300)     (1,388)
Other (expense) income ...........        108          18          21          47          (8)         50
Net loss .........................       (827)     (1,116)     (1,844)     (3,179)     (3,308)     (1,338)
Income (loss) per share:
  Basic ..........................   $  (0.24)   $  (0.25)   $  (0.25)   $  (0.31)   $  (0.34)   $  (0.12)
  Diluted ........................   $  (0.24)   $  (0.25)   $  (0.25)   $  (0.31)   $  (0.34)   $  (0.12)
Weighted average number of
  outstanding common shares and
  common share equivalents:
  Basic ..........................      3,436       4,472       7,499      10,111      10,775      11,377
  Diluted ........................      3,436       4,472       7,499      10,111      10,775      11,377

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of the common stock owned by the selling security holders as of June 10, 2002, and after giving effect to this offering.

                                                                    PERCENTAGE                         PERCENTAGE
                                                    SHARES          BENEFICIAL        NUMBER OF        BENEFICIAL
                                                 BENEFICIALLY       OWNERSHIP      SHARES OFFERED      OWNERSHIP
                                                 OWNED BEFORE         BEFORE         BY SELLING          AFTER
 NAME                                              OFFERING          OFFERING        SHAREHOLDER        OFFERING
 -------------------------------------------   ----------------  ----------------  ----------------  --------------
 BancBoston Capital Inc.                            66,333              *                66,333            *
 The Bauers Family Limited Partnership              20,546              *                20,546            *
 Robert Bauers                                       9,108              *                 9,108            *
 Norman Brownstein                                   1,119              *                 1,119            *
 Steven Farber                                       1,119              *                 1,119            *
 Mark A. Fuller III                                 11,405              *                11,405            *
 Daniel Holland                                     15,967              *                15,967            *
 Jack N. Hyatt                                       1,119              *                 1,119            *
 John O. Lohre                                      41,059              *                41,059            *
 Philip N. Lohre                                     4,562              *                 4,562            *
 James C. Long                                      79,268              *                79,268            *
 Kathryn Middleton                                   4,562              *                 4,562            *
 Philip A. Odeen                                    13,686              *                13,686            *
 Rossi & Stone, P.C.                                   593              *                   593            *
 Richard L. Treat                                   13,227              *                13,227            *
 Kevin A. Wachter                                   11,405              *                11,405            *
 Daniel Brimberry                                    1,369              *                 1,369            *
 George Perkins                                      1,369              *                 1,369            *
 Cherrie Lucerne-Martin                                912              *                   912            *
 Joletta Suchey                                        456              *                   456            *
 Richard Moore                                      62,791              *                62,791            *
 Kenneth Hilton                                    125,367              *               125,367            *
 Gale W. Saint                                     117,933              *               117,933            *
 Kenneth Hofer                                      65,000              *                65,000            *
 Elaine Hofer                                        9,075              *                 9,075            *
 Ed Moore                                           10,631              *                10,631            *
 Don Wilken                                         10,872              *                10,872            *
 Boston Financial Partners, Inc.                 2,180,000(1)        15.0             1,000,000(2)       8.1
 Blake Capital Partners, LLC                     2,445,834(3)        17.4               200,000         15.9
 Wyncrest Capital, Inc.                          1,494,234(4)        10.8               400,000          7.9
 Marcel Eibensteiner                               800,000(5)         5.9               400,000          3.0
          TOTAL                                                                       2,700,853

---------------
* Less than 1%.
(1) Includes 680,000 shares issuable upon the exercise (at a price of $1.00 per share) of a warrant held by Boston Financial Partners, Inc. and 700,000 shares issuable upon the exercise (at a price of $1.00 per share) of a warrant held by Thomas Brazil, the president and sole owner of Boston Financial Partners, Inc.

(2) Includes 500,000 shares issuable upon the exercise (at a price of $1.00 per share) of a warrant issued in connection with a June 2002 private placement.
(3) Includes 500,000 shares issuable upon the exercise (at a price of $3.00 per share) of a warrant issued as compensation for financial advisory services in connection the Old AIQ-Meteor merger, 15,000 shares issuable upon the exercise (at a price of $7.15 per share) of a publicly-traded warrant, and 25,000 shares issuable upon the exercise (at a price of $3.00 per share) of a warrant issued in connection with a loan to us. Also includes the following beneficially owned by Wayne W. Mills, the sole owner of Blake Capital Partners and a director of our company: (a) 1,240,000 shares of common stock, of which 150,000 are owned by Mr. Mills' spouse and 30,000 are owned by Seaspray Ltd., a wholly-owned affiliate of Mr. Mills; (b) 298,334 shares issuable upon the exercise (at a price of $5.50 per share) of Class B. Redeemable Warrants; and (c) 100,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued upon conversion of shares of our Class B Convertible Preferred Stock.
(4) Includes 133,334 shares issuable upon exercise (at a price of $5.50 per share) of the Company's Class B Redeemable Warrants and 400,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued in connection with a recent private placement. Also includes the following shares held by Ronald E. Eibensteiner, the president and sole owner of Wyncrest Capital and a director of our company: (a) 50,000 shares issuable upon the exercise (at a price of $1.00 per share) within 60 days of an option; (b) 100,000 shares issuable upon the exercise of Class B Redeemable Warrants; and (c) 200,000 shares of our common stock.
(5) Includes 400,000 shares issuable upon the exercise (at a price of $2.50 per share) of a warrant issued in connection with a private placement.

                              PLAN OF DISTRIBUTION

     We are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended covering resale by the selling shareholders and, with respect to some of the selling shareholders, use our best efforts to cause the registration statement to be declared effective as soon as possible thereafter. As used in this prospectus, the term "selling shareholders" means the persons identified in the tables in the section of this prospectus entitled "Selling Shareholders," and each of their respective donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of our common stock may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have not advised us that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling shareholders.

     In certain instances, we have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, against certain liabilities, including liabilities arising under the Securities Act. Some of the selling shareholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

LOCK UP AGREEMENTS

     Certain of our shareholders have entered into agreements by which they agree not to sell their shares of our common stock for a period of time.

     In connection with the stock purchase agreement dated as of June 6, 2001 with Red Wing Business Systems, Inc. ("Red Wing"), the former shareholders of Red Wing agreed that, following the date that a registration statement registering the shares received in the transaction becomes effective, such shareholders will not sell, offer to sell, transfer, hypothecate, contract to sell, grant any option to purchase, or otherwise dispose of 75 percent of the aggregate number of shares of our common stock received in the transaction, except by operation of law, by bona fide gift or by bona fide pledge. Every three months following June 7, 2002, the effective date of the registration statement covering the resale of such shares, 12.5 percent of the aggregate number of shares issued to the former Red Wing shareholders become free of these restrictions. Of the 400,000 shares issued to the former shareholders of Red Wing, we have released approximately 339,000 shares to date in connection with the re-negotiation of the payments due to such shareholders under the terms of the stock purchase agreement. See "Business - History - Acquisition of Red Wing Business Systems, Inc."

     Pursuant to an agreement dated September 14, 2001, the former shareholders of Champion Business Systems agreed that, following the effective date of the registration statement that contains this prospectus, they will not sell, offer to sell, transfer, hypothecate, contract to sell, grant any option to purchase, or otherwise dispose of the aggregate of 299,184 shares of our common stock received in the transaction; provided, that the shareholders may sell up to 12.5 percent of the aggregate shares received in the merger every three months following the effective date of the registration statement containing this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 13,798,014 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an "affiliate" of our company (as defined in the Securities Act).

     Our currently outstanding shares that were issued in reliance upon the "private placement" exemptions provided by the Act are deemed "restricted securities" within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The 4,385,931 restricted shares of our common stock that were issued in connection with the merger with Old AIQ became eligible for sale on April 30, 2002, provided that all of the other requirements of Rule 144 can be satisfied.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker's transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of the shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

     Rule 701 promulgated under the Securities Act as currently in effect, allows for any employee, consultant or advisor of our company who purchases shares from us by exercising a stock option outstanding on the date of this prospectus is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but need not comply with certain restrictions contained in Rule 144, including the holding period requirement. In addition, the holders of options issued pursuant to plans maintained by Old AIQ and assumed by us following the merger with Meteor Industries may sell at any time the shares issued or issuable under such options pursuant to Rule 701. Subject to vesting requirements under the applicable option agreements, there are approximately 2,470,000 shares issuable upon the exercise of currently outstanding options granted under the Old AIQ plans. In addition, we have registered 250,000 shares of our common stock that are reserved for issuance under the 2000 Director Stock Option Plan. Shares issued upon exercise of outstanding options under the Director Stock Option Plan are generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

     Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing shareholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

MINNESOTA ANTI-TAKEOVER LAW

     Through our articles of incorporation, we have elected not to be governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and
Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

     To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              ABOUT THIS PROSPECTUS

     This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

     (1)  New York Regional Office, 233 Broadway, New York, New York 10279.

     (2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     The SEC allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling security holders sell all of their securities or until the registration rights of the selling security holders expire. This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-_______). The following are specifically incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Amendment No. 1 to Annual Report on Form 10-K/A filed on May 15, 2002;

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and Amendment No. 1 on Form 10-Q/A filed May 31, 2002;

     3. Amendment to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2001 (filed April 12, 2002);

     4.   Current Report on Form 8-K dated May 27, 2002 (filed June 12, 2002);

     5.   Current Report on Form 8-K dated May 20, 2002 (filed June 5, 2002);

     6. Amendment to Current Report on Form 8-K/A dated April 30, 2001 (filed April 17, 2002);

     7. Amendment No. 2 to Current Report on Form 8-K/A dated June 6, 2001 (filed April 17, 2002);

     8. Amendment to Current Report on Form 8-K/A dated September 18, 2001 (filed April 17, 2002);

     9.   Current Report on Form 8-K dated December 28, 2001 (filed January 4,
          2002); and

     10. The description of our capital stock as set forth in the Registration Statement on Form S-3 (File No. 333-68088), declared effective June 7, 2002.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

                          Active IQ Technologies, Inc.
                        Attention: Mark Dacko, Controller
                          5720 Smetana Drive, Suite 101
                           Minnetonka, Minnesota 55343
                                 (952) 345-6600

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling security holders will not make an offer of our securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

                                  LEGAL MATTERS

         Legal matters in connection with the validity of the securities offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS

         The balance sheet of activeIQ Technologies Inc. ("Old AIQ") as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the two years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement that contains this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated March 23, 2001 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements.

         We have not been able to obtain a signed, re-issued March 23, 2001 report from Arthur Andersen nor are we able to obtain their consent to incorporate that report by reference into this prospectus. Our inability to obtain a signed, re-issued report from Arthur Andersen and their consent to include such report in this prospectus may prevent you from being able to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 in the event it is later determined that there are false statements contained in any portions of this prospectus that have been prepared or certified by Arthur Andersen.

         The consolidated financial statements of Active IQ Technologies, Inc. as of December 31, 2001 and for the fiscal year then ended incorporated by reference in this prospectus is a part have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in
Note 1 to the financial statements.

         The financial statements of Edge Technologies Incorporated as of and for the years ended December 31, 1999 and 2000 included in our Amendment to Current Report on Form 8-K/A filed on April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Red Wing Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed April 17, 2002, and incorporated by reference into this prospectus, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Champion Business Systems, Inc. as of and for the years ended December 31, 1999 and 2000 included in our Amended Current Report on Form 8-K/A filed on April 17, 2002 and incorporated by reference into this prospectus have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                2,700,853 SHARES

                                  COMMON STOCK



                          ACTIVE IQ TECHNOLOGIES, INC.





                             ----------------------

                                   PROSPECTUS

                             ----------------------








                                                 , 2002

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

           SEC registration fee ..................................................     $      300
           Legal fees and expenses ...............................................          7,500
           Accounting fees and expenses ..........................................          3,000
           Miscellaneous .........................................................          7,500
                                                                                       ----------
           Total .................................................................     $   17,300
                                                                                       ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company's articles and by-laws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

    EXHIBIT      DESCRIPTION OF DOCUMENT

     5.1         Opinion of Maslon Edelman Borman & Brand, LLP
    23.1         Consent of Virchow, Krause & Company, LLP
    23.3 Consent of Maslon Edelman Borman & Brand, LLP (included as a part of Exhibit 5.1)
    24.1         Power of Attorney (included on signature page hereof)

ITEM 17. UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on June 14, 2002.

                                      ACTIVE IQ TECHNOLOGIES, INC.


                                      By:  /s/ D. Bradly Olah
                                         ---------------------------------------
                                           D. Bradly Olah
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature to this Registration Statement appears below hereby constitutes and appoints D. Bradly Olah and Jeffrey M. Traynor as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments to this Registration Statement and any and all instruments or documents filed as part of or in connection with this Registration Statement or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed as of the 14th day of June, 2002, by the following persons in the capacities indicated.

                NAME                                                TITLE
                ----                                                -----
     /s/ Kenneth W. Brimmer                               Chairman of the Board
---------------------------------------------------
         Kenneth W. Brimmer

     /s/ D. Bradly Olah                                   President, Chief Executive Officer and Director
---------------------------------------------------       (Principal Executive Officer)
         D. Bradly Olah

     /s/ Jeffrey M. Traynor                               Chief Financial Officer (Principal Financial Officer)
---------------------------------------------------
         Jeffrey M. Traynor

     /s/ Mark D. Dacko                                    Controller (Principal Accounting Officer)
---------------------------------------------------
         Mark D. Dacko

     /s/ Ronald E. Eibensteiner                           Director
---------------------------------------------------
         Ronald E. Eibensteiner


     /s/ Wayne W. Mills                                   Director
---------------------------------------------------
         Wayne W. Mills

                                  EXHIBIT INDEX

    EXHIBIT      DESCRIPTION OF DOCUMENT

     5.1         Opinion of Maslon Edelman Borman & Brand, LLP
    23.1         Consent of Virchow, Krause & Company, LLP
    23.3 Consent of Maslon Edelman Borman & Brand, LLP (included as a part of Exhibit 5.1)
    24.1         Power of Attorney (included on signature page hereof)